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SEC FILE NUMBER
1-2960

CUSIP NUMBER
651718504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Newpark Resources, Inc.

Full Name of Registrant

Former Name if Applicable

3850 N. Causeway, Suite 1770

Address of Principal Executive Office (Street and Number)
Metairie, Louisiana 70002

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
As previously disclosed by Newpark Resources, Inc. (the “Company”) in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2006, based on information that had come to its attention, on April 12, 2006, the Audit Committee of the Company’s Board of Directors commissioned an internal investigation regarding potential irregularities involving the processing and payment of invoices by Soloco Texas, LP, one of the Company’s smaller subsidiaries, and other possible violations.

Effective April 12, 2006, and pending completion of the internal investigation, Paul L. Howes, the Company’s Chief Executive Officer has placed on administrative leave the chairman and Chief Executive Officer of Newpark Environmental Water Solutions, LLC, one of the Company’s operating divisions, as well as the Company’s chief financial officer, and an officer of Soloco Texas, LP. No determination of the culpability, if any, of these individuals or any other employees of the Company has been made at this time.

The Company, upon completion of the Audit Committee’s internal investigation, will evaluate the results of the investigation and review with the Audit Committee the effect of the findings on the Company’s consolidated financial statements and system of internal controls. The Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 cannot be filed until this process is completed. The Company can not predict with certainty when the investigation will be complete or when it will be able to file the Form 10-Q for the quarterly period ended March 31, 2006 and any restatement of prior historical financial statements, if deemed necessary. However, the Company is hopeful that it will be able to make such filings within 60 days.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Eric M. Wingerter	(504)	838-8222
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release issued on May 1, 2006, the Company announced that, based on information that had come to light as of the date of the press release, it appears the Company may have asset impairments, which it does not believe will exceed $10 million on a pretax basis, subject to possible recovery from third parties. No determination has been made on the impact, if any, on previously issued financial statements.

Newpark Resources, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2006	By	/s/ Eric M. Wingerter

Eric M. Wingerter, V.P. and Corporate Controller, Acting Chief Financial Officer (Principal Financial Officer